Altra Holdings, Inc.
300 Granite Street, Ste 201
Braintree, MA 02184
Tel 781.917.0600
Fax 781.843.0709
March 16, 2010
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549
Attn: Sherry Haywood
Re:	Altra Holdings, Inc. Registration Statement on Form S-4 File No. 333-164646
Dear Ms. Haywood:
     With respect to the comments contained in the staff’s comment letter dated February 17, 2010, the response of Altra Holdings, Inc. (the “Company”) to such comments are set forth below. Simultaneously with the filing of this letter, we are filing Amendment No. 1 (“Amendment No. 1”) to the Registration Statement originally filed by the Company on February 2, 2010. A clean courtesy copy of Amendment No. 1, including exhibits, and a marked copy of Exhibits 5.1 and 5.2 showing the changes you have requested, have been sent to you via FedEx.
General
     1. Comment 1: We note that you are registering the 8 1/8% senior secured notes due 2016 and their guarantees in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.
     The Company advises the Staff that it is submitting herewith a supplemental letter stating that it is registering the exchange offer in reliance on the Staff’s position contained in the no-action letters referenced above, and making the representations required by such no-action letters.
Altra Industrial Motion • The Power of Experience
Boston Gear • Warner Electric • TB Wood’s • Formsprag Clutch • Stieber Clutch • Marland Clutch • Wichita Clutch
Industrial Clutch • Ameridrives Couplings • Nuttall Gear • Delroyd Worm Gear • Kilian Manufacturing • Inertia Dynamics
Matrix International • Twiflex Limited • Bibby Transmissions • Huco Dynatork • Warner Linear

Sherry Haywood
United States Securities and Exchange Commission
March 16, 2010

Legal Opinions, Exhibits 5.1 and 5.2
     2. Comment 2: Please revise your opinions to opine upon the laws of the state governing the indenture.
     The opinion of Holland & Knight LLP has been revised to opine upon the laws of the state governing the indenture. Please see page 2 of Exhibit 5.1 to Amendment No. 1.
     3. Comment 3: Please remove the first full paragraph on page 2 of Exhibit 5.2.
     The opinion of counsel has been revised to remove the first full paragraph on page 2. Please see page 2 of Exhibit 5.2 to Amendment No. 1.
     4. Comment 4: Please remove the assumption in paragraph (iv) on page 2 of the Exhibit 5.2.
     The opinion of counsel has been revised to remove the assumption in paragraph (iv) on page 2. Please see page 2 of Exhibit 5.2 to Amendment No. 1.
     5. Comment 5: Please remove the date qualification in each opinion.
     The opinions of counsel have been revised to remove the date qualification. Please see page 2 of Exhibit 5.1 to Amendment No. 1 and page 2 of Exhibit 5.2 to Amendment No. 1.
     Please contact us if you feel we have not answered your inquiry in full and advise us of any further actions on our behalf.

Best regards, Altra Holdings, Inc.
/s/ Glenn E. Deegan
Name:	Glenn E. Deegan
Title:	Vice President, Legal & Human Resources, General Counsel and Secretary